SCHEDULE 14A INFORMATION

   Proxy Statement Pursuant to Section 14(a) of the Securities
             Exchange Act of 1934 (Amendment No.  )


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240.14a-12

[   ]  Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

                         QUESTAR CORPORATION
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    (Name of Registrant as Specified In Its Charter)
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(Name of Person(s) Filing Proxy Statement, if other than the
Registrant)  United Food & Commercial Workers Union Local 99R

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



UFCW 99R
2401 N. Central Ave., 2nd fl.
Phoenix AZ  85004
(602) 572-2149

Sent to shareholders: Feb. __, 1997

       SHAREHOLDER SOLICITATION FOR PROPOSAL FOR ANNUAL
ELECTION OF ALL DIRECTORS (BOARD DECLASSIFICATION)
at QUESTAR CORPORATION
Annual Stockholders Meeting
   May 20, 1997, 10:00 a.m.
Holiday Inn, 1675 Sunset Drive
Rock Springs, WY  82901



Dear Fellow Questar Shareholder:

     We write to alert you to an upcoming vote on our shareholder proposal recommending the company declassify its board of directors (that is, have all directors elected annually).

     Questar has a "classified" or "staggered" board, meaning each year shareholders only get to vote on one-third of the seats on the board.

     Recently several companies have moved to declassify
their board, such as Mead Paper and Union Pacific.    In
1996,     Shareholder proposals recommending declassification
received            more     support    on average than ever
before, averaging 42.4% at 59 companies.     in 1996.
   Proposals     against staggered boards    passed     at
Alumax, General Instrument, Liz Claiborne, Rowan and Stride Rite.
   They received a majority of shares voted at 4 other companies.

     Many companies have annual election of all directors, including Hewlett-Packard and U.S. Bancorp. Wayne Huizenga, co-founder of Blockbuster and Waste Management (WMX), has the following views on staggered boards, according to The Making of a Blockbuster (by Business Week reporter Gail DeGeorge, 1996, at p.
211):

     He didn't believe in staggered boards, golden parachutes, poison pills, or any of the other anti-takeover remedies adopted by U.S. corporations. "The best thing for shareholders to if someone wants to come in and make a run at the company, let them make a run. Run the price up, that's what my job was * * * All these chairmen that want to put this in place and that in place, they all want to save their jobs. I don't care about my job.FN1

FN1: Neither Huizenga nor DeGeorge are participants in this solicitation. They have not been consulted regarding this quotation nor consented thereto.

In our view, a director is more likely to be responsive to shareholder interests if he or she must answer annually to the shareholders rather than every third year.

     Under a classified board <R[/R]    even if a majority of
shareholders wanted to replace the whole board that     would
   likely     take 3         annual meetings to            fully
accomplish    .     Our proposal is as follows:

     RESOLVED, that shareholders recommend the Company have all directors stand for election annually (in other words, declassify its board of directors).

        In opposing this proposal, management will likely
        attack    our             union. In our view
this is simply an effort to distract you from voting for something in your own interest.

        Some managements claim classified boards ensure continuity. If shareholders want continuity, they can vote for incumbents. In our view, shareholder democracy should outweigh continuity.

VOTING PROCEDURE AND VOTING RIGHTS

       We have asked management to include this proposal in the proxy card it will send you, but do not know whether it will do so. We intend to circulate our own proxy card in support of the proposal once management releases the information necessary for us to prepare such a card (names of nominees for election, etc.).
   This card will be accompanied by a revised proxy statement.

       You may revoke a proxy vote any time before the tally by
(1) executing a later proxy card; (2) appearing at the meeting to vote, or (3) delivering the proxyholder or the Company's
secretary written notice of revocation prior to the date of the
meeting.     The Company's offices are at 180 E. First
South Street, Salt Lake City, UT  84145.

        The proposal is advisory in nature and cannot be implemented without Board approval. Under the Company bylaws, a binding proposal would require an 80% vote of outstanding shares.

       We will keep the content of all cards we receive confidential from everyone except our staff, except that at the meeting our cards must be presented to the company's tabulator in order to be counted.

        Each share of common stock will be entitled to one vote on each matter coming before the meeting. To be approved, the proposal would have to receive more affirmative votes than negative for shares represented at the meeting (assuming a quorum). Broker non-votes will be considered as voted only as to those matters actually voted.

SOLICITATION

          The sole participants in this solicitation are
        United Food & Commercial Workers Local 99 (which owns
100 shares of company common stock)    and members of its staff
(not owners themselves).  UFCW 99 will bear the cost of this
        solicitation,    expected to be $2,000.

        Albertson's CEO Gary Michael is a Questar director.
We represent employees in the Arizona retail food industry, and are in negotiations over a successor contract for one Albertson's
store. We            have been     organizing    at     other
Albertson's stores            and met with     management
opposition in what we feel are improper forms.FN2[/R]

      However, we do not ask for your support in this dispute, and do not believe it relevant to how you should vote on
a corporate governance proposal    at Questar    . Even if the
labor problems are resolved, we will present your proxy cards at the shareholders meeting. We have pursued and will pursue similar shareholder proposals at other companies similarly
connected to Albertson's.    This year we will present corporate
governance proposals at Boise Cascade, Albertson's, Heritage Media, Pier 1 and TIS Mortgage,

    which have an Albertson's
board member on their boards. Last year at Questar, we solicited for proposals for confidential voting and shareholder review of Questar's executive severance policy.

RECORD DATE/SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE
OFFICERS/EXECUTIVE COMPENSATION/ELECTION OF DIRECTORS

       Information on these subjects will be contained in
management's    upcoming     proxy statement.

   SHAREHOLDER PROPOSALS FOR 1998 MEETING

        Shareholders owning over $1,000 in stock for over one year have the right to have a proposal included in management's proxy statement. The deadline to submit such proposals to the Company is probably 12/4/97. The exact date will appear in management's upcoming statement.

PLEASE VOTE FOR THE SHAREHOLDER PROPOSAL FOR ANNUAL ELECTION OF
ALL DIRECTORS (BOARD DECLASSIFICATION).

                                     Sincerely,
                                     William McDonough
                                     President UFCW 99


   FN2: For example, Albertson's management has used the workplace to campaign against us while refusing us access, even to break rooms. It refuses to use expeditious union recognition procedures (used by it in other locations), instead insists on Labor Board procedures which are time-consuming and expensive to shareholders.